FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2004

                        Commission File Number: 001-10378

                                     AVENTIS
                 (Translation of registrant's name into English)


                            67917 Strasbourg, cedex 9
                                     France
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]              Form 40-F ___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes ___                         No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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On October 8, 2004, the sanofi-aventis Group issued the press release attached hereto as Exhibit 99.1.


Exhibit 99.1 is incorporated herein by reference.


                                  EXHIBIT LIST


Exhibit No.                              Description
-------------       ------------------------------------------------------------
Exhibit 99.1        Press Release dated October 8, 2004, relating to Actonel(R).



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         AVENTIS
                                         (Registrant)

Date: October 8, 2004                    By:  /s/ Dirk Oldenburg
                                             -----------------------------------
                                             Name: Dirk Oldenburg
                                             Title: General Legal Counsel


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                                  EXHIBIT INDEX


Exhibit No.                              Description
---------------   --------------------------------------------------------------
Exhibit 99.1        Press Release dated October 8, 2004, relating to Actonel(R).